Exhibit 99.1

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
1-(866) GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FIRST QUARTER 2007 RESULTS

- First Quarter 2007 Revenues Increase 14% Compared To First Quarter 2006 Revenues -

- Pillcam SB Sales Increase by 19% Over First Quarter 2006 –

- $0.1 Million Net Income Compared to Net Loss of $3.0 Million in Q1 2006 -

- $1.2 Million Non-GAAP Net Income Compared to $1.7 Million Net Loss in Q1 2006 -

- Company Refines 2007 Revenue Guidance to Higher End of Range -

YOQNEAM, Israel, May 7, 2007 - Given Imaging Ltd. (NASDAQ: GIVN) today announced unaudited financial results for the first quarter ended March 31, 2007.

Worldwide sales increased 14% to $23.1 million in the first quarter of 2007, compared to $20.3 million in the first quarter of 2006. Gross margin in the first quarter of 2007 was 73.9%, compared to 74.6% in the first quarter of 2006.

“We are pleased with this quarter’s results which put us firmly on track to achieve our $114 million to $119 million guidance for 2007. We now expect our full year 2007 revenues to come near the higher end of this range,” said Homi Shamir, president and CEO of Given Imaging. “We achieved strong PillCam SB sales this quarter particularly in the United States where PillCam SB sales increased by 23%. We believe this growth reflects our continued execution on the strategy to focus on PillCam SB capsule sales initiated in the second half of last year. In addition, we expect revenue contribution from our recent approval in Japan as well as from our collaboration with Fujinon which will expand the PillCam platform footprint throughout the world.”

On a GAAP basis, the Company reported net income of $0.1 million, or $NIL per share on a fully-diluted basis in the first quarter of 2007, compared to net loss of $3.0 million, or ($0.11) per share on a fully diluted basis in the first quarter of 2006. GAAP results for the first quarter of 2007 include $1.1 million in compensation expenses as a result of the Company’s adoption of FAS 123R in 2006.

On a non-GAAP basis (excluding the effect of the adoption of FAS123R), the Company reported net income of $1.2 million, or $0.04 per share on a fully diluted basis in the first quarter of 2007 compared to a net loss of $1.7 million, or ($0.06) per share.

General and administrative expenses, and net income for the quarter included approximately $400,000 of patent infringement litigation expenses.

For the first quarter of 2007, net cash provided by operating activities totaled $3.2 million. Cash, cash equivalents and marketable securities at March 31, 2007 totaled $96.3 million.

First Quarter 2007 Revenue Analysis

U.S. sales in the first quarter of 2007 increased by 13% to $15.4 million compared to $13.6 million sales in the same period in 2006. International sales in the first quarter of 2007 increased 15% to $7.7 million compared to $6.7 million sales in the same period in 2006.

Total PillCam SB sales in the first quarter of 2007 were approximately 42,100, an increase of 19% compared to the same period last year. PillCam SB sales in the U.S. increased 23%, while PillCam SB sales outside of the U.S. increased 10% compared to the first quarter of 2006. PillCam sales accounted for 87% of total revenues. In the same period in 2006, PillCam sales represented 81% of total sales.

Reorders of PillCam SB grew to 38,400, up 12% from the first quarter of 2006.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor section.

Recent Highlights

  In April, Japan’s Ministry of Health, Labor and Wealth approved PillCam SB Capsule and equipment for sale and marketing.
  Given Imaging signed a global strategic agreement with Fujinon Corporation to collaborate on research and development, sourcing and non-exclusive distribution activities.
  Wisconsin Physicians Service (WPS), the Medicare Part B Carrier for Wisconsin, Illinois, Michigan and Minnesota expanded its coverage policy for capsule endoscopy of the small bowel. The revised policy states that PillCam SB can be used as a primary diagnostic tool to evaluate patients with suspected but undiagnosed Crohn’s disease, small bowel tumors and malabsorption syndrome. Wisconsin Physicians Service serves approximately 3 million Medicare beneficiaries.

First Quarter Webcast Information

Given Imaging will host a conference call tomorrow, May 8, 2007, at 9:00 a.m. Eastern time to discuss first quarter 2007 results. To participate in the teleconference, please dial (877) 704-5384 fifteen minutes before the conference begins. International callers should dial (913) 312-1297. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company’s website, or until May 22, 2007 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 8820442.

Given Imaging Financial Community Meeting

Given Imaging will host a meeting with members of the financial community in New York on Thursday, May 24 at 12:00pm. Management will review business objectives and goals and provide an update on the company’s PillCam platform of products; PillCam SB, PillCam ESO and PillCam COLON. In addition, leading gastroenterologists will present key capsule endoscopy data presented at Digestive Disease Week, taking place earlier in the week. The event will be webcast live at www.givenimaging.com.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam(TM) Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID(R) software. Given Imaging has three commercially available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; and the Agile(TM) patency capsule to determine the free passage of the PillCam capsule in the GI tract. The PillCam COLON video capsule to visualize the colon has been cleared for marketing in the European Union, and multi-center clinical trials are underway in Europe and the U.S. A capsule to visualize the stomach is under development. More than 500,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors", "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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(Financial Tables Follow)

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Balance Sheets
In thousands except share data

	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$30,011	$44,510
Short-term investments	26,440	17,245
Accounts receivable:
Trade (Net of provisions for doubtful debts of $600
and of $787 as of March 31, 2007 and December 31,
2006, respectively)	16,748	18,887
Other	2,208	1,463
Inventories	17,387	18,168
Prepaid expenses	1,766	1,340
Deferred taxes	1,613	1,374
Advances to suppliers	125	82
Total current assets	96,298	103,069
Deposits	487	469
Assets held for severance benefits	2,210	1,984
Marketable Securities	39,796	34,769
Fixed assets, at cost, less accumulated depreciation	14,351	14,811
Other assets, at cost, less accumulated amortization	3,077	3,075
Total Assets	$156,219	$158,177
Liabilities and shareholders' equity
Current liabilities
Current installments of obligation under capital lease	$30	$13
Accounts payable
Trade	4,436	5,550
Other	12,182	14,620
Deferred revenue	4,338	3,871
Total current liabilities	20,986	24,054
Long-term liabilities
Deferred income	19,986	20,411
Obligation under capital lease, net	-	20
Liability for employee severance benefits	2,655	2,407
Total long-term liabilities	22,641	22,838
Total liabilities	43,627	46,892
Minority interest	3,274	3,499
Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 28,694,666 and 28,641,291 shares
Issued and fully paid as of March 31, 2007 and
December 31, 2006, respectively)	336	335
Additional paid-in capital	157,657	156,197
Capital reserve	2,166	2,166
Accumulated deficit	(50,841	(50,912
Total shareholders' equity	109,318	107,786
Total liabilities and shareholders' equity	$156,219	$158,177

Given Imaging Ltd. and its Subsidiaries
Consolidated Statements of Operations
In thousands except share and per share data

	Three month period ended		Year ended
	March 31,		December 31,
	2007	2006	2006
	(Unaudited)	(Unaudited)	(Audited)
Revenues	$23,052	$20,268	$95,029
Cost of revenues	6,022	5,140	24,154
Gross profit	17,030	15,128	70,875)
Operating expenses
Research and development, gross	(2,783)	(3,046)	(12,678)
Royalty bearing grants	93	-	1,867)
Research and development, net	(2,690)	(3,046)	(10,811)
Sales and marketing expenses	(11,506)	(12,693)	(50,732)
General and administrative expenses	(3,943)	(3,726)	(16,027)
Total operating expenses	(18,139)	(19,465)	(77,570)
Operating loss	(1,109)	(4,337)	(6,695)
Financing income, net	1,202	959	3,980)
Profit (loss) before taxes on income	93	(3,378)	(2,715)
Taxes on income	(247)	271	(127)
Loss before minority share	(154)	(3,107)	(2,842)
Minority share in losses of subsidiary	225	61	1,334)
Net profit (loss)	$71	$(3,046)	$(1,508)
Basic profit (loss) per Ordinary Share	$0.00	$(0.11)	$(0.05)
Diluted profit (loss) per Ordinary Share	$0.00	$(0.11)	$(0.05)
Weighted average number of Ordinary Shares used
to compute basic profit (loss) per Ordinary share	28,659,520	27,978,210	28,053,849
Weighted average number of Ordinary Shares used
to compute dilute profit (loss) per Ordinary share	30,503,871	27,978,210	28,053,849